UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/MF: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander”), in addition to the information disclosed through the Notice to the Market released on November 30, 2022, hereby informs its shareholders and the market in general that, considering the fulfillment of the applicable conditions precedent, it has formalized the closing of the sale of the total equity, held by its subsidiaries, representing 50% (fifty percent) of the stock capital of Banco PSA Finance Brasil S.A. (“Banco PSA”) to Stellantis Financial Service, S.A. (new corporate name of Banque PSA Finance, S.A.), and representing 50% (fifty percent) of the stock capital of Stellantis Corretora de Seguros e Serviços Ltda. (new corporate name of PSA Corretora de Seguros e Serviços Ltda.) (“Stellantis Corretora”) to Stellantis Services Ltd.

As a result of the closing of the transaction, Santander no longer holds equity interests in Banco PSA and Stellantis Corretora.

São Paulo, August 31, 2023.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer